AGL

Tel: 02 9921 2999
Fax: 02 9921 2552

AGL Energy Limited
ABN 74 115 061 375

St Leonards
72 Christie Street
St Leonards NSW 2065

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl[redacted]

07022352

30 March 2007

U.S. Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.W.,
Washington, D.C. 20549.

Re: AGL Energy Limited -- Rule 12g3-2(b) Exemption
File No. 82-35037

SUPPL

Dear Sir/Madam

The enclosed information is being furnished by AGL Energy Limited ("AGL") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that AGL is subject to the Exchange Act.

Yours faithfully,

Paul McWilliams
Company Secretary

4/9

Issues Raised and Reported to the ASX

Period 01 March 2007 – 31 March 2007 (inclusive)

01/03/2007	AGL Completes acquisition of Powerdirect
02/03/2007	AGL increases its offer for QGC shares
06/03/2007	AGL MD Investment Conference Presentation
07/03/2007	AGL not to pursue merger of equals proposal with ORG
08/03/2007	AGL completes acquisition of QGC interest
12/03/2007	AGL becoming a substantial holder for QGC
16/03/2007	AGL announces grant of new gas production lease
16/03/2007	Appendix 3Y
19/03/2007	Chicago Climate Exchange Welcomes AGL Energy
19/03/2007	Share Purchase Plan Deferred
28/03/2007	AGL pays to offset greenhouse gas emissions for Earth Hour
30/03/2007	AGL Presentation Asian Investment Conference

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/03/2007

TIME: 09:08:58

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Presentation Asian Investment Conference

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

agl energy

delivering against strategy

paul anthony, managing director & ceo



Credit Suisse
10th Asian Investment Conference

Hong Kong, March 2007

disclaimer

the information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in agl energy limited or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. before making or varying any investment in securities in agl energy limited, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

introducing agl energy

growing from a position of strength

- Australia's largest retailer of gas & electricity
  - ~4.1m customer accounts across NSW, Victoria, South Australia, Queensland & Western Australia including ~1.3m dual-fuel accounts (includes 100% of JV's)
- depth & breadth of operating experience in deregulated markets
- significant scale, brand strength & heritage
- strong financial structure offering growth funding flexibility & supporting increasing, sustainable shareholder returns
- extensive, existing asset portfolio with solid, identified growth opportunities highly suited to a new carbon-constrained environment
- 3,300MW of generation provides strong natural hedge to retail customer base with opportunity to grow through further integration upstream
- S&P/ASX 50 company with market capitalisation of ~AUS$7 billion
- investment grade 'BBB' credit rating (Standard & Poor's)






a focused energy company

Operational Snapshot

Retail Customer Accounts

2.1M gas

2.0M electricity

1.3M dual-fuel

(includes 100% of JVs)

Generation

3,300 MW equity capacity

5,600 MW (inc. 100% JVs & development projects)

Gas Reserves[2]

~3,330 PJs contracted gas

~860 PJs equity gas

New Generation Developments

~2,300MW identified renewables & clean burn gas

Energy Sales

Electricity	~41 TWh p.a.
Gas	~235 PJ p.a.

Other cogeneration (25.6MW)

Landfill gas portfolio (39.8MW)

Other

Gas Valpo, Chile: Gas distribution
~600km network length
~41,000 customers
~10PJ load



Key:
Hydro generation
Gas generation
Brown coal generation
Cogeneration
Landfill and biogasgeneration
Upstream gas
PNG Upstream Gas (~10% equity) ~330PJ
Moranbah Gas Project (50% equity) ~208PJ
Cooper Basin - gas 570PJ (contract)
Bowen / Surat Basin - gas 1,155 PJ (contract)
QLD Accounts
473,000 electricity
70,800 gas
WA Accounts[1]
566,000 gas
1,600 electricity
AGL Hydro NSW (53 MW)
QGC-gas (27.5% equity) ~280PJ
SA Accounts
60,000 gas
502,000 electricity
Sydney Basin - gas (50% equity) 41PJ & 130PJ (contract)
Wattle Point Wind Farm (90.8MW off-take)
NSW Accounts
770,000 gas
209,000 electricity
AlintaAGL Pinjarra Cogeneration[1]- gas (33% of 140MW)
Hallett Wind Farm develop (95 MW)
Torrens Island- gas (1,280 MW)
ACT Accounts
106,000 gas
152,000 electricity
Otway Basin - gas 315PJ (contract)
VIC Accounts
493,000 gas
674,000 electricity
AGL Hydro Vic (593 MW)
Loy Yang A - coal (32.5% of 2,120 MW)
Gippsland Basin - gas 1,160PJ (contract)
Somerton - gas (150 MW)

1. AGL Energy has a 33% interest in AlintaAGL with the option to go to 100% over 5 years.
2. 1 PJ (Petajoule) = ~1 BCF (billion cubic feet)

the integrated strategy

the 'four corners–big goal' approach



hunters & gatherers of value across gas & electricity energy chains
target: ~5,000 MW gen.
electricity
fuel contracts
thermal fuel generation
renewable generation
power purchase agreements
complex hedge products and trading
electricity
upstream supply
influencing regulatory & industry outcomes
currently 4.1 million accounts
downstream supply
target: 5million customer accounts
target: 3-4,000 PJ equity gas
gas
upstream equity gas
contract gas
diversity of supply contracts
gas storage
diversity of haulage products
gas
growth platform & skills to succeed across gas & electricity energy chains

- AGL main consolidator in fragmented market
- exploiting first-mover advantage
- strong participation in profit pools of rising price commodities - gas & electricity
- full integration across dual electricity & gas supply chains
- new generation portfolio structured for a carbon constrained environment

integration – the end game

managing & mitigating risk

- leverage position as one of the largest purchasers of wholesale gas and electricity in Australia to reduce COGS
- achieve appropriate balance between contract and equity positions in upstream gas and generation
  - targeting ~5,000MW equity generation
  - targeting ~3,000 to 4,000 PJs of equity gas
- enables participation in upstream & downstream profit pools in conjunction with commodity price escalations
- exploit scale and ingenuity to capture least cost-to-serve advantage
- influence regulatory & industry outcomes


risk mitigation
diversified flexible portfolio of equity & contract positions
profit maximisation
avoiding the commodity price trap by participating in upstream & downstream profit pools

the integrated strategy

12 months of deploying the 'four corners' approach...

- Southern Hydro (645MW)
- Bogong (Hydro 140MW)
- Hallett (Wind 95MW)
- Torrens Island (Gas 1,280MW)
- Gas & renewable generation projects under review ~2300MW

- Moranbah Investment
- QGC Investment & GSA
- Sun Gas GSA
- Torrens Island GSA
- WUGS Storage Facility



upstream supply electricity
~3,200 MW
downstream retail electricity
2m customer accounts
~4,200 PJ of contract & equity gas
upstream supply gas
2.1m customer accounts
downstream retail gas

- acquired 560,000 customers via AlintaAGL Western Australia JV
- acquired 473,000 retail customers in QLD
- ongoing organic growth
- continued dual-fuel opportunities

- acquired 70,800 customers in QLD
- ongoing organic growth
- continued dual-fuel opportunities

driving strategic development across the gas & electricity energy chains

developments to date

focused strategic execution…

- Dec 05 – Acquired 100% Southern Hydro (645MW hydro generation)
- April 06 - $14 billion demerger of infrastructure – subsequent creation of AGL Energy Limited
- May 06 – Initiated retail re-engineering 'Project Phoenix', ~$60m ongoing cost savings announced
- May 06 – JV with CS Energy -100MW upgrade of existing 325MW Mica Creek Power Station
- June 06 – Acquired 50% interest in Moranbah CSM project (~208 2P AGL equity reserves)
- Nov 06 – 140MW Bogong hydro plant build announced
- Nov 06 – Instigated corporate restructuring, ongoing $55m savings announced
- Nov 06 – Proposed $15bn merger of equals between AGL & Origin
- Nov 06 – Acquired Queensland Govt's Sun Gas retail business – 75,000 customers
- Dec 06 – Announced QGC transaction – 27.5% (~280 2P AGL equity reserves) stake & attractive 540PJ GSA with additional 200PJ option
- Dec 06 – Announced 95MW Hallett Wind Farm transaction
- Jan 07 – Acquired 1280MW Torrens Island clean burn gas fired power station
- Feb 07 – Acquired Powerdirect: 473,000 customers in Queensland (19.1TW hrs)
- Feb 07 – Completed one of Australia's largest placements - $900m at 4.8% discount
- Mar 07 – First utility outside North America to join *Chicago* Climate Exchange (CCX)

growth opportunities

Generation[1]	**Current:** 95MW Hallett wind farm, 140MW Bogong hydro, 10MW McKay Creek hydro, 380MW Townsville gas fired, 410MW Mica Creek gas fired, 330MW Macarthur wind farm, 90MW Dollar wind farm, 600MW Leafs Gully gas fired, 491MW AlintaAGL cogen
	Potential: Torrens Island expansion, NSW government privatisation: 3 generation GOCs ~11,500MW
Upstream gas	**Current:** Sydney Basin JV, Moranbah (Qld) equity gas, QGC (Qld) equity gas, PNG equity gas (LNG opportunities)
	Potential: Other equity gas acquisition opportunities, JVs with experienced operators
Electricity & gas retailing	**Current:** 33% AlintaAGL WA retail ~ 540,000 customers, dual-fuel opportunities-call option on remaining 67%, Powerdirect Qld SME growth engine, existing customer base, organic growth and dual-fuel opportunities
	Potential: NSW government privatisation: 3 retail GOCs ~ 4 million customers
Transforming opportunities	**Potential:** Ongoing Australasian industry rationalisation: gas & electricity

1. Includes 100% of JV's where applicable

development update:

bogong hydro expansion

- Australia's last, large scale hydro opportunity
- $230m, 140MW peaking plant in the Kiewa Valley, Victorian Alpine region
- Fast start, peaking capability
- Zero emissions
- Designed to minimize environmental impacts, 6.5 kilometer underground tunnel
- Construction commenced
- Planned completion Q4 2009
- Benefits AGL portfolio under carbon constrained environment





development update:

hallett wind farm

- Started construction of 95MW, 45 turbine wind farm
- Innovative $258m funding
  - avoids funding requirements and cash flow impacts
  - delivers 'double digit' IRR
- AGL retains all renewable, electricity output and asset naming rights through until 2033
- AGL also continue to operate and maintain wind farm under O&M contract
- Scheduled for commissioning in Q4 2007
- Will provide ~24% of AGL's future Renewable Energy Certificates (RECs)
- In calendar year 2008 AGL forecasts meeting ~ 69%of its REC target from internal, environmentally friendly generation sources





development update:

acquiring 100% of sun gas

- secured entry into Australia's fastest growing energy market with $75 million acquisition of Queensland Govt's Sun Gas retail business
- 70,800 customers in Queensland, Northern NSW & Victoria (annual load of ~34PJs ~90% I & C)
- delivers strategic position to aggressively grow electricity business
- close proximity to existing CSM assets
- diversified and flexible range of existing gas supply & transportation agreements
- attractive transaction metrics:
  - NPV ~ $51m and IRR 16.3%



Oakey distribution area
Oakey
Toowoomba distribution area
Toowoomba
Redcliffe
Brisbane
Wynnum
Cleveland
Brisbane distribution area
Logan Village
Gold Coast distribution area
Surfers Paradise
Queensland
Tweed Heads
New South Wales
QLD
NSW

development update:

acquired 100% of torrens island power station

- Acquired 1,280MW Torrens Island (Sth Aust) gas fired peaking & intermediate power station for $417m
  - sold existing Hallett gas fired peaker for $117m
  - Net transaction funding requirement of $300m
- Delivers immediate natural hedge between upstream generation and downstream (customer) load
- Provides gas storage capabilities via WUGS (Port Campbell, Vic) together with 10 year, ~300PJ GSA with flexible contract terms
  - gsa, haulage contract & storage facility deliver added optionality to agl across both gas & electricity portfolio's
- Attractive transaction metrics:
  - NPV ~$100m and IRR in excess of 10%



development update:
acquired 27% cornerstone stake in queensland gas company

- initial 27.5% stake for cash outlay of up to $327 million
- AGL secures 540 PJ, 20 year GSA with additional 200 PJ option
  - pricing below current average AGL portfolio
  - delivers further diversity, flexibility and price stability to existing AGL portfolio
- delivers AGL a $22.5 million gas market development services fee over initial 3 years
- AGL to appoint 3 out of 9 directors to QGC board
- QGC total 2P reserves ~930PJ


AGL

development update:

acquired 100% of powerdirect

- 473,000 electricity customers in fastest growing market in Australia
- Material supply of electricity 19TWh (88% of AGL's entire existing load)
- Four businesses:
  - Retail 431,000 customers (3.4 TWh load)
  - Small to medium enterprise customers (SME) 37,800 accounts (1.3 TWh load)
  - Large contestable customers 3,600 accounts (14.7 TWh)
  - Power generation 4 plants (43MW in total)
- Significant scale benefits to AGL in cost to serve
- SME business: a national growth engine
- Highest residential energy use in the NEM:
  - 7.4MWh SE Queensland (Powerdirect)
  - 6.8MWh NSW
  - 6.5MWH SA
  - 5.4MWh NSW



source: powerdirect information memorandum

- Significant diversity benefits

QLD intrastate diversity benefit


maximum demand
reduced combined hedge requirement
I&C Load
mass market hedge requirement
12 midnight
12 noon
12 midnight

development update:

chicago climate exchange initiative

- First utility outside North America to join Chicago Climate Exchange
- Avenue to liquid market to trade excess carbon credits
- Additional incentive to further invest in domestic emission reduction projects
  - ~AUS $2 billion already invested to date in renewable and environmentally friendly generation sources
- Provides expertise in global carbon trading ahead of introduction of domestic emissions trading scheme in 2010
- Delivers additional revenue stream

CCX Chicago Climate Exchange

AGL

Renewable generation : ~1,030MW

Under review : ~430MW

Clean burn gas generation : ~1,530MW

Under review : ~1,930MW

building carbon effective generation

Current generation ~3,300MW[1]


Coal
22%
Gas
47%
Hydro
25%

Potential generation post development projects ~5,600[2]


Coal
13%
Renewable
12%
Hydro
15%
Gas
60%

Post Development Projects

~60% of generation clean-burn, gas-fired

~27% of generation renewables and hydro

both the current & potential AGL generation portfolios are well structured to deliver ongoing benefits in a carbon constrained environment

[1] Includes off-take agreements & JV's

2 Includes off-take agreements, 100% of JV's & development projects

gas portfolio update:
existing duration & flexibility

- Current gas demand fully contracted for next 10 years
- Considerable flexibility within contract portfolio in equity and contract gas
  - annual contract quantity (ACQ) 'up & down', maximum daily quantity (MDQ), take-or-pay (ToP) and flexible delivery points
- Rolling 'buy long / sell short' portfolio strategy
- Pricing mechanism and flexibility ensures ongoing competitiveness
- No shortage of gas - of eastern Australia's remaining ~16,000 PJ (2P) gas reserves ~ 50% remain uncontracted



AGL Wholesale Gas Portfolio Snapshot
PJ/a
300
250
200
150
100
50
0
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Supply
2007 (proforma) demand

driving efficiency & effectiveness:
transforming retail

project phoenix...

- **Realise full synergy benefits:** consolidate disparate operations, functions and management layers
- **Drive out operating costs:** reengineer and increase process automation across sales and customer contact, billing, collections and market processes (e.g. transfers)
- **Reduce IT complexity and cost:** systematic replacement of seven (7) legacy systems with one (1) enterprise-wide platform
- **Create the basis for differentiation:** target high-value customers and improve service delivery through greater customer insight and single view of the customer



OPEX/Customer to serve
$91
$68
$?
today
post Phoenix
further savings

Cost to Serve

- AGL's market leading share provides real opportunities to exploit sizeable economies of scale

phoenix delivers AGL a single, scaleable world class customer billing & management platform and unassailable market leading cost to serve

corporate restructuring:

building capabilities & streamlining organisation

- 50% reduction in FTE via corporate restructure, 80% complete
- Improved decision making (5 layer of management removal)
- Significant cost savings ($55m per annum)
- Enhanced flexibility in organisation structure
- New structure orientation to new strategy
- New culture program to build high performance and innovation
- New remuneration structures to reward based on meritocracy



Total FTE
4250
4000
3500
3000
2500
2000
1500
1000
500
Transfer To Alinta
Corporate
Merchant
Retail
FY2006
FY2007
FY2008

head count reduction and cost-outs ongoing
business delivering improved efficiency & effectiveness with reduced FTE's

update on efficiency drive

Retail Headcount
(end target FY09 ~ 640 FTE's)


Retail FTE
1300
1200
1100
1000
900
800
700
600
Aug-06
Dec-06
Jun-07
Jun-08
Jun-09
Actual
Planned

Corporate & Merchant Headcount
(end target FY08 ~400 FTE's)


Corporate & Merchant FTE
1000
900
800
700
600
500
400
300
Aug-06
Dec-06
Jun-07
Jun-08
Jun-09
Actual
Planned

Business re-engineering exercise nearing completion & delivering planned improvements in operational efficiency and effectiveness across the entire business:

- 5.4% reduction in LTIFR (lost time injury frequency rate)
- 70% reduction in billing backlogs (Feb 06 v Dec 06)
- 54% reduction in electricity account transfers
- 42% improvement in handling time of customer requests on back of 53% increase in volumes
- Generation portfolio start reliability & availability continue to perform well

business re-engineering delivers reduced head count and improved performance metrics

2007 interim result overview

- pro forma profit after tax $197.4 million
  - inaugural interim dividend 9.5cps, fully franked
- continuing improvement in retail as business re-engineering exercise continues
  - EBIT of $136.6m, up 18.3% on pcp
  - net operating cost of $96.6m, down 2.9% on pcp
  - project phoenix rollout on track and under budget
- ongoing deployment of integrated merchant portfolio delivers added flexibility and optionality
  - EBIT of $200.1m, up 108% on pcp
  - excellent reliability and availability of gas peaking plants
  - PNG upstream investment continues to generate strong surplus cash flows
- $55 million corporate cost initiative announced and underway
  - 60% complete
- business performance improvement across range of KPI's with reduced FTE's
- focused "four corners" strategic execution continues
  - Moranbah CSM, Bogong Hydro expansion, Sun Gas, Hallett Wind Farm & proposed QGC transactions
- post balance date
  - proposed MOE with Origin Energy, 1280MW Torrens Island Power Station including 310PJ GSA and Gas Storage facility, Powerdirect retail acquisition

earnings outlook

strong earnings[1] growth to drive TSR

- targeting high growth energy sectors
- delivering operating scale advantages
- value-adding growth opportunities
- identified, ongoing cost savings being delivered
- solid interim 07 results - on track to meet FY07 targets

EBITDA[2] ($m)



Annual growth ~40%
535
746
414.4
Proforma Interim 2007
FY 2006
FY 2007

earnings per share (cents)[3]



Annual growth ~15% ave.
69.5
79.8
46.2
Proforma Interim 2007[4]
2006
2007

1. forecast earnings are on a business as usual basis for the new AGL's 30 June year end and do not incorporate projected earnings from potential acquisitions
2. profit from ordinary activities before finance cost, income tax expense, depreciation and amortisation and after pro forma adjustments
3. EPS forecast for the year ending 30 June 2007 based on weighted average shares outstanding of approximately 402.3 million (pre placement)
4. underlying basic EPS pre significant items

in summary

key benefits...

diversified portfolio of assets across Australia with strong growth opportunities

- solid, identified growth opportunities in AGL's leading retail, power generation and upstream equity gas portfolios

a focused business with expert & energetic management

- a focus on maximising & sustaining shareholder returns (measured on a TSR basis)
- appropriate capital structure to support ongoing growth profile

combined, ongoing cost savings of ~$115m p.a.

- ~$60m p.a. through billing systems and process rationalisation (project phoenix)
- ~$55m p.a. through corporate cost savings / organisational restructuring

building a generation portfolio for the future

- positioning company to capitalise on market consolidation and building generation portfolio suitable for carbon constrained environment

AGL – an attractive investment forecasting ~15% average EPS growth over the medium term (3 - 5 years) with a targeted 60% dividend payout ratio, fully franked

further information/contacts

a range of information on AGL Energy including ASX & media releases, presentations, the inaugural 2007 interim result as well as historical 'The Australian Gas Light Company' scheme booklets, annual reports, sustainability reports, presentations and financial results are all available from our website: www.agl.com.au

alternatively, contact

graeme thompson
head of investor relations
AGL Energy Limited
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au

appendices



2007 interim result – key financials

retail

6 months to	pro forma december 06 $m	december 05 $m	change %
Revenue	**1,697.4**	1,714.3	(1.0)
Expenses	**(1,556.0)**	(1,593.3)	(2.3)
EBITDA	**141.4**	121.0	16.9
D & A	**(4.8)**	(5.6)	-
EBIT	**136.6**	115.4	18.4
EBIT / Sales %	**8.0**	6.7	

key drivers

- Strong margin outcomes in both electricity and gas are the key driver of EBIT to Sales improvement

merchant

6 months to	pro forma december 06 $m	december 05 $m	change %
EBITDA			
Wholesale Energy & Power Gen.	**138.3**	88.8	55.7
GEAC	**16.5**	6.8	142.6
Upstream	**109.9**	4.8	n/a
EBITDA	**264.7**	100.4	163.6
D & A	**(65.9)**	(10.6)	-
Fair Value	**1.3**	6.5	-
EBIT	**200.1**	96.3	107.8

key drivers

- Full six month contribution from hydro
- Somerton & Hallett peakers contribution consistent with prior year
- Precipitation & weather hedges mitigating drought
- Strong GEAC contribution as market capacity tightens
- Full six month contribution from PNG oil

1. Includes $20.5m Hallett Wind Farm development fee

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/03/2007

TIME: 09:24:09

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Pays to offset greenhouse gas emissions for Earth Hour

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

28 March 2007

AGL pays to offset greenhouse gas emissions for 180,000 NSW electricity customers for Earth Hour

AGL Energy Ltd (AGL) has added to its own commitment for Earth Hour by paying to offset the greenhouse gases emitted by electricity generated for all its 180,000 customers in NSW for the entire 24 hours of 31 March.

AGL Managing Director Paul Anthony said: "We will make sure that AGL customers' electricity usage in NSW on Saturday will be effectively 100 per cent greenhouse neutral.

"For a typical day in March this equates to offsetting more than 4,300 tonnes of carbon dioxide – the equivalent of taking almost 1300 cars off the road for a year.

"AGL itself will be turning off our lights as part of our contribution. However, as Australia's leading integrated energy company and the largest owner and developer of renewable generation in Australia, we thought we could throw even more weight behind the cause in further demonstration of our corporate commitment to climate change.

"We will do so by purchasing verified abatement certificates to offset the greenhouse emissions associated with generating electricity for our residential electricity customers in NSW not just for one hour, but for a 24-hour day.

"Earth Hour is a timely reminder that change begins at home. At AGL we already take carbon emissions and the price of carbon into every investment and business decision we make.

"Only last week we committed to join the Chicago Climate Exchange, positioning the company as a global player in emission reduction activities and to derive an income stream from selling carbon credits in world markets.

"In a little over 12 months, AGL has committed to invest more than $2 billion in renewable generation plants because decisions made now at AGL in the use of renewable energy will contribute significantly to Australia's response to the climate change challenge by shaping the energy profile of our community for the years to come.

"AGL currently has about a third of its generation capacity with zero green house emissions and a further 47per cent with low emission gas fired power stations. AGL is planning to boost its total low or zero emission generation capacity to more than 80 per cent.

"On 31 March at 7.30pm, everyone in Sydney has the opportunity, without having to spend a cent, to contribute in their own way to address climate change. The challenge presented by Earth Hour is simple: go dark for an hour and prove that we can all work together to tackle rising greenhouse gas emissions.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/03/2007

TIME: 13:42:27

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Share Purchase Plan Deferred

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Energy Limited
ABN 74 115 061 375

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx release

March 19, 2007

AGL Share Purchase Plan Deferred

AGL Energy Ltd (AGL) today announced it was deferring the implementation of its Share Purchase Plan.

On February 21, 2007 AGL announced that it had made a placement of 56.55 million new shares to institutional investors raising a total of $933 million to partly fund the acquisition of the Powerdirect business. At the same time, AGL also announced that it proposed raising up to $75 million under a Share Purchase Plan.

However, continued speculation about AGL's intentions regarding Origin Energy Limited (Origin) have had an adverse effect on the price at which AGL shares have traded. This is despite AGL's recent announcement advising that it would no longer pursue a nil-premium merger of equals transaction with Origin. AGL has therefore decided to defer implementation of the Share Purchase Plan.

AGL will reconsider whether to proceed with a Share Purchase Plan - and, if so, on what terms - over the next few months and will communicate that decision to all shareholders before 30 June 2007.

Paul McWilliams
Company Secretary

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/03/2007

TIME: 09:36:18

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chicago Climate Exchange Welcomes AGL Energy

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

CCX Chicago Climate Exchange

AGL

Media Release Monday 19 March

Chicago Climate Exchange® Welcomes Australia's AGL Energy

March 19, 2007 - The Chicago Climate Exchange and AGL Energy Limited (AGL) today announced AGL had formally committed to join the Chicago Climate Exchange (CCX®), the world's first voluntary and legally binding greenhouse gas emissions reduction, registry and trading program.

The Chicago Climate Exchange is the largest such exchange in the world and traded in excess of 10.5 million tonnes of abatement in 2006, and in the region of 5.9 million tonnes already in 2007. AGL joins global companies such as Sony, Ford, Motorola, IBM, Bayer Corporation and American Electric Power as a member.

"We welcome AGL to CCX as the first utility member in Australia, and indeed the first utility outside North America. This is a historic event, which concretely links Australia and the U.S. and highlights the importance of global connections in carbon markets," said Dr. Richard Sandor, Chairman and Chief Executive Officer of CCX. "As a financial institution with economic, environmental and social objectives, CCX is proud of the contribution AGL will make and we applaud their foresight and leadership on this issue."

"Australia's largest integrated energy company, AGL now commands a pre-eminent positioning in preparation for a future carbon constrained world. In little over 12 months AGL has committed to invest more than $2 billion in renewable generation and has under construction a number of wind and new hydro facilities. It also has a portfolio of equity and controlled conventional generation assets with improving emissions intensities.

AGL's managing director Paul Anthony said "AGL is rapidly cementing its position as Australia's leading integrated energy company, a company with a truly global outlook."

"By becoming a member of the CCX we will be able to take advantage of its portfolio of highly efficient generation and trade allowances with other companies around the globe seeking to reduce their own carbon footprint. Further by joining the CCX AGL is able to access the global buyers for its many carbon offset projects.

"AGL has been rapidly growing its renewable generation base. This will soon include a total of 185MW of wind generation, 645MW of hydro (with a further 140MW under construction) and an additional 400MW of wind generation permitted and under investment consideration making AGL the largest owner and developer of renewable generation in Australia.

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

Media
Contact: Susan Cato
Direct: +61 2 9360 6606
Mobile: +61 (0)419 282 319
Email: cato@catocounsel.com.au

Joanne Burgin

From: ASX.Online@asx.com.au
Sent: Friday, 16 March 2007 4:09 PM
To: Joanne Burgin; Graeme Thompson; Paul McWilliams
Subject: AGK - ASX Online e-Lodgement - Confirmation of Release

Attachments: 436707.pdf

436707.pdf
(15 KB)

ASX confirms the release to the market of Doc ID: 436707 as follows:
Release Time: 16-Mar-2007 16:08:35
ASX Code: AGK
File Name: 436707.pdf
Your Announcement Title: Appendix 3Y

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID CHARLES ALLEN
Date of last notice	26 FEBRUARY 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	PLAN B TRUSTEES LIMITED Lifetime Superannuation Fund
Date of change	8 MARCH 2007
No. of securities held prior to change	72,881
Class	ORDINARY
Number acquired	10,045
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$155,483.28 (aggregate)
No. of securities held after change	82,926

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/03/2007

TIME: 11:04:47

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Grant of new gas production lease

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

ASX and media release

March 16, 2007

AGL announces grant of new gas production lease

AGL Energy Limited (AGL) today announced that the Camden Gas Project JV in which it has a 50% interest has been granted a new 21-year gas production lease (PPL 5) by the New South Wales Government. There are now four production leases covering the current and future operations of the Camden Gas Project: PPLs 1, 2, 4 and 5.

Speaking on the Project, AGL's Managing Director Paul Anthony said, "The grant of this lease further demonstrates AGL's determination to build a substantial position in upstream gas reserves as it continues to deploy its integrated strategy in the dual supply chains of gas and electricity. AGL already purchases approximately 5 PJ per annum from the Camden Gas Project which is strategically located adjacent to our largest gas market. AGL has, over a short space of time, built itself an outstanding position in the upstream gas business with other moves recently to take equity positions in the Moranbah Gas Project and Queensland Gas Company."

AGL is the operator of the Camden Gas Project in a 50-50 joint venture with Sydney Gas Limited. The joint venture was formed in November 2005 and AGL assumed the role of operator on February 1, 2006. The most recent independently certified reserves for the Camden Gas Project were estimated to be 82.8 PJ at the proved plus probable (2P) level of certainty.

Further enquiries:

Media
Contact: Sue Cato
Direct: +61 2 9360 6606
Mobile: +61 (0)419 282 319
E-mail: cato@catocounsel.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/03/2007

TIME: 17:52:35

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder for QGC

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Queensland Gas Company Limited

ACN/ARSN: 089 642 553

1. Details of substantial holder (1)

Name: AGL Energy Limited and its related bodies corporate (as set out in Annexure A)

ACN/ARSN (if applicable)

The holder became a substantial holder on 08/03/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	204,616,102	204,616,102	27.5%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
AGL Energy Limited	Registered holder. The securities were acquired pursuant to a Subscription Agreement dated 4 December 2006, a copy of which is set out at Annexure B.	204,616,102 ordinary

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
AGL Energy Limited	AGL Energy Limited	AGL Energy Limited	204,616,102 ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
AGL Energy Limited	08/03/2007	$327,385,763.20		204,616,102 ordinary

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name	Michael Paul Williams	capacity	Company Secretary
sign here		date	12 / 3 / 07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

AGL Energy Limited
ACN 115 061 375

1. Details of substantial shareholder / 7. Addresses

Substantial shareholder	ACN	Address
AGL Energy Limited	115 061 375	72 Christie Street, St Leonards NSW 2065
AGL Limited	NZ Company No 1054119	C/- Russell McVeagh, Level 24, Mobil On The Park, Lambton Quay, Wellington, New Zealand
AGL ACT Retail Investments Pty Limited	093 631 586	72 Christie Street, St Leonards NSW 2065
AGL Chile Operations S.A.		Camino International 1420, Renaca Alto, Vina del Mar, Chile
AGL Corporate Services Pty Limited	093 015 724	72 Christie Street, St Leonards NSW 2065
AGL Electricity (VIC) Pty Limited	070 182 099	72 Christie Street, St Leonards NSW 2065
AGL Energy Limited	NZ Company No 1054121	C/- Russell McVeagh, Level 24, Mobil On The Park, Lambton Quay, Wellington, New Zealand
AGL Energy Foundation Limited	120 724 405	72 Christie Street, St Leonards NSW 2065
AGL Energy Sales & Marketing Limited	076 092 067	72 Christie Street, St Leonards NSW 2065
AGL Energy Services Pty Limited	074 821 720	72 Christie Street, St Leonards NSW 2065
AGL Finance Pty. Limited	003 376 529	72 Christie Street, St Leonards NSW 2065
AGL Gas Developments (Hunter) Pty Limited	073 928 631	72 Christie Street, St Leonards NSW 2065
AGL Gas Developments (PNG) Pty Limited	001 389 939	72 Christie Street, St Leonards NSW 2065
AGL Gas Development (Sydney) Pty Limited	088 013 505	72 Christie Street, St Leonards NSW 2065
AGL Gas Production (Camden) Pty Limited	115 063 744	72 Christie Street, St Leonards NSW 2065
AGL Gas Trading Pty Limited	068 827 038	72 Christie Street, St Leonards NSW 2065
AGL HP1 Pty Limited	080 429 901	72 Christie Street, St Leonards NSW 2065
AGL HP2 Pty Limited	080 810 546	72 Christie Street, St Leonards NSW 2065
AGL HP3 Pty Limited	080 735 815	72 Christie Street, St Leonards NSW 2065
AGL Hydro Maintenance Services Pty Limited	084 668 093	72 Christie Street, St Leonards NSW 2065
AGL Hydro Operations Pty Limited	080 797 824	72 Christie Street, St Leonards NSW 2065
~~AGL Hydro Partnership~~	~~070 691 401~~	~~72 Christie Street, St Leonards NSW 2065~~
AGL International	Cayman Islands Registration No 76753	C/- International Management Services Ltd, 4th Floor, Harbour centre, PO Box 61, George Town, Grand Cayman/British West Indies
AGL Pipelines Investments Pty Limited	091 258 418	72 Christie Street, St Leonards NSW 2065
AGL Pipelines Investments (QLD) Pty Limited	091 258 472	72 Christie Street, St Leonards NSW 2065
AGL Power Generation (NSW) Pty Limited	118 099 451	72 Christie Street, St Leonards NSW 2065
AGL Power Generation (QLD) Pty Limited	119 438 756	72 Christie Street, St Leonards NSW 2065
AGL Power Generation (SA) Pty Limited	088 013 523	72 Christie Street, St Leonards NSW 2065
AGL Power Generation (Victoria) Pty Limited	086 586 192	72 Christie Street, St Leonards NSW 2065
AGL Retail Energy Limited	074 839 464	72 Christie Street, St Leonards NSW 2065
AGL Sales Pty Limited	090 538 337	Level 22, 120 Spencer Street, Melbourne VIC 3000
AGL Sales (Queensland) Pty Limited	121 177 740	72 Christie Street, St Leonards NSW 2065
AGL Sales (Queensland Electricity) Pty Limited	078 875 902	72 Christie Street, St Leonards NSW 2065
AGL Share Plan Pty Limited	080 609 749	72 Christie Street, St Leonards NSW 2065
AGL (SHL) Pty Limited	116 830 285	72 Christie Street, St Leonards NSW 2065
AGL South Australia Pty Limited	091 105 092	22 Greenhill Road, Eastwood SA
AGL Southern Hydro Holdings Pty Limited	104 646 424	72 Christie Street, St Leonards NSW 2065
AGL Southern Hydro Investments Pty Ltd	104 071 829	72 Christie Street, St Leonards NSW 2065
AGL Southern Hydro Pty Limited	088 976 327	72 Christie Street, St Leonards NSW 2065
AGL Southern Hydro (NSW) Pty Limited	056 452 601	72 Christie Street, St Leonards NSW 2065
AGL Utility Services Pty Limited	081 834 826	Level 22, 120 Spencer Street, Melbourne VIC 3000
AGL Wholesale Gas Limited	072 948 504	72 Christie Street, St Leonards NSW 2065
AGL Wholesale Gas (SA) Pty Limited	094 384 291	72 Christie Street, St Leonards NSW 2065
Australian Energy Ltd	083 183 028	72 Christie Street, St Leonards NSW 2065
Australian Energy Services Pty Ltd	090 595 896	72 Christie Street, St Leonards NSW 2065
Dollar Wind Farm Pty Limited	107 251 285	72 Christie Street, St Leonards NSW 2065
Dual Fuel Systems Pty Limited	001 499 314	72 Christie Street, St Leonards NSW 2065
EdgeCap Pty Limited	091 369 014	Level 22, 120 Spencer Street, Melbourne VIC 3000
Empresa de Gas de la V Region S.A. (Gas Valpo)		Camino International 1420, Renaca Alto, Vina del Mar, Chile
Essential Energy Services Pty Ltd	090 072 889	72 Christie Street, St Leonards NSW 2065
HC Extractions Pty Limited	002 945 655	72 Christie Street, St Leonards NSW 2065
Inversiones AGL Chile Limitada		Miraflores 222 Piso 24, Santiago, Chile
Macarthur Wind Farm Pty Ltd	106 134 507	72 Christie Street, St Leonards NSW 2065
Powerdirect Pty Ltd	067 609 803	72 Christie Street, St Leonards NSW 2065
Powerdirect Utility Services Pty Ltd	104 759 471	72 Christie Street, St Leonards NSW 2065
Victorian Energy Pty Limited	069 892 379	72 Christie Street, St Leonards NSW 2065

This is Annexure A of 1 page referred to in the Form 603 Notice of Initial Substantial Shareholder signed by me and dated 12 MARCH 2007

Name: Michael Paul Williams

Capacity: Company Secretary

Signature

Date 12 MARCH 2007

Annexure B

AGL Energy Limited
ACN 115 061 375

Subscription Agreement

This is Annexure B of 27 pages referred to in the Form 603 Notice of Initial Substantial Shareholder signed by me and dated 12 MARCH 2007

Name: Michael Paul Williams

Signature ____________

Capacity: Company Secretary

Date 12 MARCH 2007

I certify that the document on the following 26 pages is a true, complete and conformed copy of the Subscription Agreement between AGL Energy Limited and Queensland Gas Limited dated 4 December 2006 (as amended).

Name: John Fitzgerald

Signature ____________

Capacity: Solicitor

Date 12/3/07

Governor Phillip Tower
1 Farrer Place Sydney NSW 2000
GPO Box 9925 NSW 2001
Tel (02) 9210 6500
Fax (02) 9210 6611
www.corrs.com.au

CORRS CHAMBERS WESTGARTH

Conformed copy

Queensland Gas Company Limited

AGL Energy Limited

Subscription Agreement

4284736v6

Ref: AJL/DL OFFICE-CA02

Contents

1 Interpretation 1

1.1 Definitions 1
1.2 Construction 4

2 Conditions 5

2.1 Conditions 5
2.2 Waiver of Conditions 6
2.3 Fulfilment of Conditions 6
2.4 Reasonable endeavours to satisfy conditions 6
2.5 Effect of termination 6

3 Independent Expert's Report and convening of Shareholders' Meeting 6

4 Share Subscription and related obligations 8

4.1 Subscription Share notice 8
4.2 Allotment of Subscription Shares to AGL 8
4.3 Covenants pending Subscription Completion Date 8
4.4 Option to subscribe for Shares 9
4.5 Dilution before the Buy-back Tender 9

5 Standstill 10

5.1 AGL not to exceed 30% Voting Power 10
5.2 Exceptions to limit on shareholding 10
5.3 Increase as a result of Buy-back Tender 10
5.4 Increases by Restricted Shareholders 10

6 Appointment of AGL nominee directors 11

6.1 Appointment of directors on approval of Directors Appointment Resolutions 11
6.2 Appointment of directors if Directors Appointment Resolutions not approved 11
6.3 Appointment of alternate director 12

7 Warranties 12

7.1 Warranties by QGC 12
7.2 Warranties by AGL 12

8 Confidentiality 13

8.1 Confidentiality 13
8.2 Exceptions 13

9 Termination rights 14

9.1 AGL Termination Events 14
9.2 QGC Termination Events 14
9.3 Effect of termination 14

10 Notices 15

10.1 General 15

10.2	How to give a communication	15
10.3	Particulars for delivery of notices	15
10.4	Communications by post	15
10.5	Communications by fax	15
10.6	After hours communications	15
10.7	Process service	16
11	**GST**	**16**
11.1	Construction	16
11.2	Consideration GST exclusive	16
11.3	Payment of GST	16
11.4	Timing of GST payment	16
11.5	Tax invoice	16
11.6	Adjustment event	16
11.7	Reimbursements	17
12	**General**	**17**
12.1	Duty	17
12.2	Legal costs	17
12.3	Amendment	17
12.4	Waiver and exercise of rights	17
12.5	Rights cumulative	18
12.6	Consents	18
12.7	Further steps	18
12.8	Governing law and jurisdiction	18
12.9	Assignment	18
12.10	Liability	18
12.11	Counterparts	18
12.12	Entire understanding	18
12.13	Relationship of parties	19

Date **4 December 2006**

Parties

Queensland Gas Company Limited ACN 089 642 553 of Level 11, 307 Queens Street, Brisbane Queensland 4000 (**QGC**)

AGL Energy Limited ACN 115 061 375 of 72 Christie Street, St Leonards, NSW (**AGL**)

Background

A AGL has agreed to subscribe for, and QGC has agreed to issue to AGL, ordinary shares in QGC in accordance with the terms of this document.

Agreed terms

1 Interpretation

1.1 Definitions

In this document:

ASIC means the Australian Securities and Investments Commission.

Associates has the meaning given to that term in section 12 of the Corporations Act.

ASX means Australian Stock Exchange Limited.

Business Day means a day which is not a Saturday, Sunday or bank or public holiday in Brisbane or Sydney, Australia.

Buy-back Tender means the off-market tender buyback of that percentage (to be determined by the QGC Board which is no lower than 12.5% and no higher than 14.74%) of the Shares on issue immediately following the issue of the Subscription Shares on the Subscription Completion Date at a price to be determined by the QGC Board which is no less than $1.52 and no higher than $1.79.

Buy-back Resolution means an ordinary resolution of QGC Shareholders to approve the Buy-back Tender under section 257C of the Corporations Act.

Conditions means the conditions set out in **clause 2.1**.

Corporations Act means the *Corporations Act 2001* (Cth).

Cut-Off Date means 90 days from the Execution Date or such other date agreed in writing between the parties.

Gas Market Development Services Term Sheet means the term sheet dated on or about the date of this document between AGL and QGC pursuant to which AGL will provide certain services to QGC during the period of three years commencing on 1 January 2008.

Directors Appointment Resolutions means the ordinary resolutions to be proposed at the Shareholders' Meeting to:

(a) increase the maximum number of directors that may be appointed to the QGC Board to nine pursuant to clause 13.1(a) of QGC's constitution; and

(b) appoint with effect from the Subscription Completion Date the three directors nominated by AGL in accordance with **clause 6.1(a)**.

Execution Date means the date this document is executed by the parties.

Explanatory Material means the explanatory material to accompany the notice of the Shareholder Meeting.

Gas Sale Contract means the long term gas supply contract between QGC and AGL dated on or about the date of this document.

Governmental Agencies means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, including the ACCC and any self-regulatory organisation established under statute or any stock exchange.

Independent Expert means such expert as QGC appoints for the purposes of preparing the Independent Expert's Report.

Independent Expert's Report means the independent expert's report in relation to the Transaction.

Insolvency Event means:

(a) a party is or states that it is unable to pay from its own money all its debts as and when they become due and payable;

(b) a party is taken or must be presumed to be insolvent or unable to pay its debts under any applicable legislation;

(c) an application or order is made for the winding up or dissolution of a party or a resolution is passed or any steps are taken to pass a resolution for its winding up or dissolution;

(d) an administrator, provisional liquidator, liquidator or person having a similar or analogous function under the laws of any relevant jurisdiction is appointed in respect of a party or any action is taken to appoint any such person and the action is not stayed, withdrawn or dismissed within seven days;

(e) a controller (as defined in the Corporations Act) is appointed in respect of any property of a party;

(f) a party is deregistered under the Corporations Act or notice of its proposed deregistration is given to the corporation;

(g) execution is levied or becomes enforceable against any property of a party;

(h) a party enters into or takes any action to enter into an arrangement (including a scheme of arrangement or deed of company arrangement), composition or compromise with, or assignment for the benefit of, all or any class of its creditors or members or a moratorium involving any of them; or

(i) anything analogous to or of a similar effect to anything described above under the law of any relevant jurisdiction occurs in respect of a party.

Listing Rules means the Listing Rules of ASX.

Non-AGL Directors means those directors of the board of QGC from time to time, other than those appointed in accordance with **clause 6**.

Option means the option granted by QGC pursuant to **clause 4.4**.

QGC Board means the board of directors of QGC.

QGC Group means QGC and its subsidiaries (as defined in the Corporations Act).

QGC Group Member means each member of the QGC Group.

QGC Shareholders means the holders of Shares or any of them as the case requires.

Restricted Shareholder means any of the following:

(a) Sentient;

(b) Dale Elphinstone, Elph Pty Ltd, Elphinstone Holdings Pty Ltd or any of their respective Associates; and

(c) Robert Bryan, Layshon Equities Pty Ltd or any of their respective Associates.

Santos means Santos CSG Pty Ltd ACN 121 188 654.

Santos Bid means the takeover bid made by Santos for QGC pursuant to a Bidder's Statement given by Santos to QGC on 10 October 2006.

Sentient means Sentient Executive GP 1, Limited, Sentient (Aust) Pty Limited or any of their respective Associates.

Sentient Allotment means the proposed allotment of Shares to Sentient (Aust) Pty Limited and Sentient Executive GP 1, Limited in connection with the sale of the capital of certain entities holding interests in joint ventures concerning coal seem methane fields in Southern Queensland.

Sentient Resolution means the ordinary resolution to be proposed at the Shareholders' Meeting to approve the Sentient Allotment.

Shareholders' Meeting means the meeting of QGC Shareholders to consider and if thought fit approve:

(a) the Sentient Resolution;

(b) the Transaction Approval Resolution;

(c) the Share Subscription Resolutions;

(d) the Directors Appointment Resolutions; and

(e) the Buy-back Resolution.

Shares means fully paid ordinary shares in the capital of QGC.

Share Subscription Resolutions means the ordinary resolutions of QGC Shareholders to approve:

(a) the issue of the Subscription Shares and the exercise of the Option under section 611(7) of the Corporations Act; and

(b) the issue of the Subscription Shares and the exercise of the Option under section 7.9 of the Listing Rules,

Standstill Period means the two year period from the Subscription Completion Date.

Subscription Amount means $1.60 per Subscription Share multiplied by the number of Subscription Shares.

Subscription Completion Date means 10.00 am on the date which is five Business Days after satisfaction or waiver of the Conditions referred to in **clause 2.1** or such other date as the parties agree in writing.

Subscription Shares means that number of Shares calculated in accordance with **clause 4.1**.

Takeover Bid has the meaning given to that term in the Corporations Act.

Transaction means the subscription and allotment of the Subscription Shares, QGC's entry into the Gas Sale Contract and QGC's entry into the Gas Market Development Services Term Sheet.

Transaction Approval Resolution means the ordinary resolution of QGC Shareholders to approve the Transaction.

Voting Power has the meaning given to that term in the Corporations Act.

1.2 Construction

Unless expressed to the contrary, in this document:

(a) words in the singular include the plural and vice versa;

(b) any gender includes the other genders;

(c) if a word or phrase is defined its other grammatical forms have corresponding meanings;

(d) "includes" means includes without limitation;

(e) no rule of construction will apply to a clause to the disadvantage of a party merely because that party put forward the clause or would otherwise benefit from it;

(f) a reference to:

(i) a person includes a partnership, joint venture, unincorporated association, corporation and a government or statutory body or authority;

(ii) a person includes the person's legal personal representatives, successors, assigns and persons substituted by novation;

(iii) any legislation includes subordinate legislation under it and includes that legislation and subordinate legislation as modified or replaced;

(iv) an obligation includes a warranty or representation and a reference to a failure to comply with an obligation includes a breach of warranty or representation;

(v) a right includes a benefit, remedy, discretion or power;

(vi) time is to local time in Sydney;

(vii) "$" or "dollars" is a reference to Australian currency;

(viii) this or any other document includes the document as novated, varied or replaced and despite any change in the identity of the parties;

(ix) writing includes any mode of representing or reproducing words in tangible and permanently visible form, and includes fax transmissions;

(x) this document includes all schedules and annexures to it; and

(xi) a clause, schedule or annexure is a reference to a clause, schedule or annexure, as the case may be, of this document;

(g) if the date on or by which any act must be done under this document is not a Business Day, the act must be done on or by the next Business Day; and

(h) where time is to be calculated by reference to a day or event, that day or the day of that event is excluded.

2 Conditions

2.1 Conditions

The obligations of OGC and AGL under **clauses 4**, **5** and **6** are conditional upon:

(a) the Independent Expert concluding in the Independent Expert's Report that the Transaction is fair and reasonable;

(b) Santos not having acquired a Voting Power in QGC of 50% or more (whether pursuant to the Santos Bid or otherwise) prior to the end of the Shareholders' Meeting;

(c) the QGC Shareholders passing the following resolutions at the Shareholders' Meeting:

(i) the Transaction Approval Resolution; and

(ii) the Share Subscription Resolutions;

(d) any other approvals of Governmental Agencies which are necessary or which QGC and AGL agree are desirable to implement the Transaction.

2.2 Waiver of Conditions

None of the conditions contained in **clause 2.1** can be waived without the approval in writing of both QGC and AGL.

2.3 Fulfilment of Conditions

If any Condition contained in **clause 2.1** is not satisfied by the Cut-Off Date, or waived in accordance with **clause 2.2**, then the agreement evidenced by this document may be terminated by notice given by either QGC or AGL to the other of them.

2.4 Reasonable endeavours to satisfy conditions

Each of QGC and AGL must use reasonable endeavours to ensure that the conditions precedent in **clause 2.1** are satisfied by the Cut-Off Date.

2.5 Effect of termination

If the agreement evidenced by this document is terminated under **clause 2.3**, this document (except for **clauses 7, 8** and **12**) is of no further effect and:

(a) the parties are released from any further obligations under this document; but

(b) the parties remain liable for any breach committed before that termination.

3 Independent Expert's Report and convening of Shareholders' Meeting

QGC must:

(a) commission the Independent Expert's Report as soon as practicable (and, in any event, within 10 Business Days) after the Execution Date,

(b) as soon as practicable after commission of an Independent Expert, provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert's Report. Information provided to the Independent Expert in respect of the Gas Sale Agreement must be provided on the basis that, prior to disclosure, the Independent Expert has agreed for the

benefit of AGL that the terms of the Gas Sale Contract will, to the maximum extent possible, be kept strictly confidential and that, on no account, will the price payable by AGL for gas supplied under the Gas Sale Contract be disclosed to third parties without the prior written approval of AGL;

(c) keep AGL promptly and reasonably informed in relation to:

(i) progress in the preparation of the Independent Expert's Report; and

(ii) any issues of which QGC becomes aware in connection with the preparation of the Independent Expert's Report which are, in QGC's reasonable opinion, material to AGL, including without limitation, any indication from the Independent Expert that the Transaction may not be fair and reasonable to the QGC Shareholders whose votes are to be counted on the Resolution;

(d) as soon as practicable (and, in any event, within 30 Business Days) after the Execution Date prepare the Explanatory Material in compliance with all applicable laws and in particular the Corporations Act and the Listing Rules;

(e) seek and obtain all necessary ASX waivers and ASIC modifications in connection with the Transaction;

(f) as soon as practicable after preparation of an advanced draft of the Explanatory Material and the Independent Expert's Report submit the Explanatory Material (including the Independent Expert's Report) for review by ASX;

(g) as soon as practicable at the conclusion of the review by ASX of the Explanatory Material, cause a meeting of the QGC Board to be convened to approve the Explanatory Material for dispatch to QGC Shareholders;

(h) immediately following such approval, take all steps necessary to convene and hold the Shareholders' Meeting (at which Shareholders will be asked to consider and if thought fit pass the resolutions referred to in the definition of "Shareholders' Meeting" in **clause 1.1**), including the dispatch of the notice of meeting and Explanatory Material to each QGC Shareholder and to all other persons entitled to receive notice of the Shareholders' Meeting;

(i) as soon as practicable following the Subscription Completion Date, implement the Buy-back Tender; and

(j) do all other things as may be reasonably necessary or expedient on its part to attempt to ensure that each of the resolutions to be considered at the Shareholders' Meeting is passed by the requisite majority.

4 Share Subscription and related obligations

4.1 Subscription Share notice

Immediately following the Shareholders' Meeting, QGC must calculate the number of Subscription Shares that equals 27.5% of the aggregate of:

(a) the number of issued Shares at that time;

(b) if the Sentient Allotment has been approved by QGC Shareholders at the Shareholders' Meeting, the number of Shares which have been or will be allotted under the Sentient Allotment prior to the Subscription Completion Date; and

(c) the number of Shares to be allotted to AGL in accordance with this **clause 4**,

and provide notice in writing to AGL of this number at least two Business Days before the Subscription Completion Date. If the Sentient Allotment is approved by QGC Shareholders at the Shareholders' Meeting, QGC must ensure that the Sentient Allotment is completed prior to the Subscription Completion Date.

4.2 Allotment of Subscription Shares to AGL

On the Subscription Completion Date:

(a) AGL shall:

   (i) deliver to QGC a duly executed application for the Subscription Shares in the form set out in **schedule 1**; and

   (ii) pay the Subscription Amount to QGC in immediately available and cleared funds by electronic transfer into a bank account nominated by, or by other means directed in writing by, QGC not later than two Business Days prior to the Subscription Completion Date;

(b) QGC shall:

   (i) allot to AGL the Subscription Shares on the basis that they rank equally with the ordinary shares in QGC on issue on the Subscription Completion Date;

   (ii) enter the name and address of AGL in the register of members of QGC in respect of the Subscription Shares;

   (iii) issue a holding statement to AGL for the Subscription Shares; and

   (iv) ensure that the Subscription Shares (and any additional Shares issued to AGL in accordance with **clause 4.5**) are quoted on the exchange operated by ASX within 5 Business Days of their allotment.

4.3 Covenants pending Subscription Completion Date

(a) On or before the Subscription Completion Date, QGC will not, and will ensure that each other QGC Group Member does not:

(i) issue or grant an option or right to subscribe for any shares or securities convertible into shares or agree to make such an allotment or issue or grant such an option or right, other than the Sentient Allotment;

(ii) make or declare any distribution whether by way of dividend or capital reduction or otherwise and whether in cash or in specie;

(iii) convert all or any of its Shares into a larger or smaller number of shares;

(iv) reduce its share capital or enter into or resolve to approve the terms of a buy-back agreement, other than the Buy-back Tender;

(v) dispose or agree to dispose of the whole or a substantial part of its business or property; or

(vi) charge or agree to charge the whole or a substantial part of its business or property.

(b) On or before the Subscription Completion Date, QGC will not, and will ensure that each other QGC Member will not, conduct its business otherwise than in the ordinary course without the prior written approval of AGL (and for this purpose any action by any QGC Group Member (either individually or in aggregate with other QGC Group Members) of the type described in sub-paragraphs (i) to (vi) of section 11.7.2 of the Bidder's Statement given by Santos to QGC on 10 October 2006 in relation to the Santos Bid will be deemed to be otherwise than in the in ordinary course of business).

4.4 Option to subscribe for Shares

If:

(a) the QGC Shareholders do not approve the Sentient Resolution by the requisite majority at the Shareholders' Meeting; and

(b) QGC proceeds to make the Sentient Allotment (or any other allotment of Shares to Sentient other than an allotment to Sentient pursuant to a pro rata offer of Shares by QGC or pursuant to an allotment of Shares to both Sentient and AGL at the same time in proportion to their holding of Shares at that time) at any time during the 12 month period after the Subscription Completion Date,

QGC grants to AGL an option to subscribe for a number of Shares specified by AGL up to 30% of the number of Shares allotted to Sentient at a subscription price equal to the lower of $1.60 per Share and the volume weighted average price for Shares over the 5 trading days prior to the date of the allotment to Sentient. Any subscription for Shares following the exercise of the option granted under this clause will be subject to the restriction set out in **clause 5.1**.

4.5 Dilution before the Buy-back Tender

If for whatever reason, between the Subscription Completion Date and the record date for the Buy-back Tender (**Record Date**) QGC issues further

Shares, QGC must at the same time issue such further number of Shares to AGL so that as at the Record Date AGL's holding of Shares equals 27.5% of QGC's issued Shares.

5 Standstill

5.1 AGL not to exceed 30% Voting Power

Subject to **clauses 5.2** and **5.3**, at any time during the Standstill Period, AGL must not hold a Voting Power (including an interest that might arise through a derivative instrument including a cash settled equity swap or similar security) in QGC in excess of 30% of the Shares then on issue (as that limit may be increased under **clause 5.4**).

5.2 Exceptions to limit on shareholding

Clause 5.1 will not apply in the following circumstances:

(a) a Takeover Bid has been made for all or substantially all of the Shares or a scheme of arrangement is proposed by QGC or other transaction has been proposed the result of which would be that a person (either alone or with their Associates) would become the holder of all or substantially all of the Shares; or

(b) a majority of the Non-AGL Directors determine by resolution that the restriction should not apply.

5.3 Increase as a result of Buy-back Tender

(a) If AGL's Voting Power exceeds 30% (as that limit may be increased under **clause 5.4**) as a direct result of the Buy-back Tender, AGL must tender such number of Shares into the Buy-back Tender that will ensure that AGL's Voting Power does not exceed 30% (as that limit may be increased under **clause 5.4**) following the Buy-back Tender (including any scale back that may be implemented under the terms of the Buy-back Tender).

(b) If **clause 5.3(a)** applies, then immediately prior to the closing of the Buy-back Tender, QGC will advise AGL of the number of Shares that AGL must tender into the Buy-back Tender for the purposes of **clause 5.3(a)**.

5.4 Increases by Restricted Shareholders

(a) If the aggregate percentage of the Shares in which the Restricted Shareholders have Voting Power increases at any time during the period from the Subscription Completion Date to the end of the Standstill Period, the limit referred to in **clause 5.1** is to be taken to be increased by a percentage of Shares equal to the increase in the aggregate percentage of the Restricted Shareholders' Voting Power in Shares.

(b) For the purposes of calculating the Restricted Shareholders' Voting Power in Shares in **clause 5.4(a)**:

(i) no increase will be taken to have occurred as a consequence of the Restricted Shareholders' Voting Power increasing as a result of the Buy-back Tender; and

(ii) any actual Voting Power held by Mr Dale Elphinstone, Elph Pty Ltd, Elphinstone Holdings Pty Ltd or any of their respective Associates which at the time of the calculation is in aggregate below 15.9%, is to be taken to be 15.9% of the then Shares on issue.

6 Appointment of AGL nominee directors

6.1 Appointment of directors on approval of Directors Appointment Resolutions

(a) AGL must ensure that as soon as practicable after the Execution Date it gives notice in writing to QGC of three persons it nominates for appointment to the Board of QGC with effect from the Subscription Completion Date; together with consents to act in a form which satisfies the requirements of the Corporations Act signed by those nominees.

(b) Subject to receipt by QGC of executed consents to act from the proposed directors in accordance with **clause 6.1(a)**, QGC will propose the Directors Appointment Resolutions at the Shareholders' Meeting.

6.2 Appointment of directors if Directors Appointment Resolutions not approved

If the QGC Shareholders do not approve one or more of the Directors Appointment Resolutions appointing one or more nominees of AGL to the QGC Board, then:

(a) if the resolution to increase the maximum number of directors that may be appointed to the QGC Board to nine has been passed at the Shareholders' Meeting:

(i) immediately following the Subscription Completion Date and subject to receipt of executed consents to act from the proposed director(s), QGC will by resolution of the QGC Board, appoint such number of individuals nominated by AGL (being persons other than those previously nominated by AGL) to the QGC Board that is required to ensure that AGL has three directors nominated to the QGC Board (including any directors appointed following the approval of any of the Directors Appointment Resolutions at the Shareholders' Meeting); and

(ii) at the next scheduled meeting of QGC Shareholders QGC will propose one or more further resolutions putting forward that number of directors nominated by AGL and appointed pursuant to **clause 6.2(a)(i)** for re-election to the QGC Board;

(b) if the resolution to increase the maximum number of directors that may be appointed to the QGC Board to nine has not been passed at the Shareholders' Meeting:

(i) immediately following the Subscription Completion Date and subject to receipt of executed consents to act from the proposed director(s), QGC will by resolution of the QGC Board, appoint such number of individuals nominated by AGL (being persons other than those previously nominated by AGL) to the QGC Board that is required to ensure that AGL has three directors appointed following approval of any of the Directors Appointment Resolutions at the Shareholders' Meeting), provided that QGC will not be required to appoint any nominee where to do so would breach the maximum number of directors allowed under QGC's constitution; and

(ii) at the next scheduled meeting of QGC Shareholders QGC will propose a further resolution to increase the maximum number of directors that may be appointed to the QGC Board to nine pursuant to clause 13.1(a) of QGC's constitution and propose one or more resolutions for the re-election of the directors nominated by AGL and appointed pursuant to **clause 6.2(b)(i)**, together with any other director(s) nominated by AGL (being persons other than those previously nominated by AGL), so that AGL has three directors nominated to the QGC Board.

6.3 Appointment of alternate director

The nominees of AGL appointed to the QGC Board may appoint an alternate director. When not acting at meetings of the QGC Board in his or her capacity as an alternate director, QGC will provide the alternate director with a standing invitation to attend all meetings of the QGC board as an observer.

7 Warranties

7.1 Warranties by QGC

(a) QGC represents and warrants to AGL that each of the Warranties set out in **schedule 2** is true and complete as at the Execution Date and as at the Subscription Completion Date (subject to any amendment to the number of Shares in issue as a result of the Sentient Allotment).

(b) QGC agrees to indemnify AGL from any liability or loss that may be incurred or sustained by AGL as a result of any of the warranties set out in **schedule 2** not being true and complete when made.

7.2 Warranties by AGL

AGL represents and warrants to QGC that each of the warranties set out below is true and complete as at the Execution Date and as at the Subscription Completion Date:

(a) it is a body corporate duly incorporated under the laws of Australia;

(b) it has the power to own its assets and to carry on its business as now conducted or contemplated;

(c) it has the corporate power to enter into and perform or cause to be performed its obligations under this document and to carry out the transactions contemplated by this document;

(d) it has taken or will take all necessary corporate action to authorise the entry into and performance of this document and to carry out the transactions contemplated by this document;

(e) this document is a valid and binding obligation enforceable in accordance with its terms, subject to any necessary stamping;

(f) the execution and performance by it of this document and the Transaction did not and will not breach its constitution or any other document or agreement that is binding on it or its assets or give any person any rights of termination or cancellation of any document or agreement.

AGL agrees to indemnify QGC from any liability or loss that may be incurred or sustained by QGC as a result of any of the warranties set out in this **clause 7.2** not being true and complete when made.

8 Confidentiality

8.1 Confidentiality

Subject to **clause 8.2**:

(a) the negotiations of the parties relating to the Transaction and subject matter and terms of this document must be kept confidential and may only be disclosed by a party to its professional advisers on condition that they agree to be bound by the terms of this clause, or to other persons with the prior approval of all the other parties; and

(b) no party may make any press release or announcement in relation to the Transaction without the prior approval of the other parties (which must not be unreasonably withheld).

8.2 Exceptions

Clause 8.1 does not apply to the extent reasonably necessary:

(a) to enable a party to comply with the law or the requirements of any stock exchange;

(b) to enable it to enforce its rights or to defend any claim under or in connection with this document; and

(c) subject to **clause 3(b)**, to enable QGC to obtain the Independent Expert's Report or for the purposes of the preparation of the Explanatory Material.

In each of the above circumstances the parties will, to the extent that it is practicable to do so, endeavour to keep the other reasonably informed about the circumstances giving rise to the disclosure obligation and notify the other of

the disclosure requirement and consult with that party prior to making the disclosure.

9 Termination rights

9.1 AGL Termination Events

AGL may terminate this Agreement by notice in writing to QGC if any of the following events occur:

(a) there is a material breach or non-fulfilment of QGC's obligations under **clause 4.3**;

(b) there is a material breach or non-fulfilment of any of QGC's warranties in **clause 7.1** and **schedule 2**;

(c) if at any time after the Execution Date, the Transaction ceases to be recommended by a majority of the directors on the QGC Board;

(d) there is a material breach by QGC of any other of its obligations under this Agreement and QGC has failed to remedy that breach within five Business Days of notice from AGL specifying the breach and requiring remedy of the breach;

(e) there is an Insolvency Event in relation to any QGC Group Member

9.2 QGC Termination Events

QGC may terminate this Agreement by notice in writing to AGL if any of the following events occur:

(a) there is a material breach or non-fulfilment of any of AGL's warranties in **clause 7.2**;

(b) there is a material breach by AGL of any other of its obligations under this Agreement and AGL has failed to remedy that breach within five Business Days of notice from QGC specifying the breach and requiring remedy of the breach;

(c) there is an Insolvency Event in relation to AGL.

9.3 Effect of termination

If the agreement evidenced by this document is terminated under this **clause 9** this document (except for **clauses 7, 8** and **12**) is of no further effect and:

(a) the parties are released from any further obligations under this document; but

(b) the parties remain liable for any breach committed before that termination.

10 Notices

10.1 General

A notice, demand, certification, process or other communication relating to this document must be in writing in English and may be given by an agent of the sender.

10.2 How to give a communication

In addition to any other lawful means, a communication may be given by being:

(a) personally delivered;

(b) left at the party's current address for notices;

(c) sent to the party's current address for notices by pre-paid ordinary mail or, if the address is outside Australia, by pre-paid airmail; or

(d) sent by fax to the party's current fax number for notices.

10.3 Particulars for delivery of notices

(a) The particulars for delivery of notices are initially:

QGC

Address:	Level 11, 307 Queen Street, Brisbane QLD 4000
Fax:	(07) 3012 8411
Attention:	Company Secretary

AGL

Address:	72 Christie Street, St Leonards NSW 2065
Fax:	(02) 9921 2465
Attention:	Company Secretary

(b) Each party may change its particulars for delivery of notices by notice to each other party.

10.4 Communications by post

Subject to **clause 10.6**, a communication is given if posted:

(a) within Australia to an Australian address, three Business Days after posting; or

(b) in any other case, ten Business Days after posting.

10.5 Communications by fax

Subject to **clause 10.6**, a communication is given if sent by fax, when the sender's fax machine produces a report that the fax was sent in full to the addressee. That report is conclusive evidence that the addressee received the fax in full at the time indicated on that report.

10.6 After hours communications

If a communication is given:

(a) after 5.00 pm in the place of receipt; or

(b) on a day which is a Saturday, Sunday or bank or public holiday in the place of receipt,

it is taken as having been given at 9.00 am on the next day which is not a Saturday, Sunday or bank or public holiday in that place.

10.7 Process service

Any process or other document relating to litigation, administrative or arbitral proceedings relating to this document may be served by any method contemplated by this **clause 10** or in accordance with any applicable law.

11 GST

11.1 Construction

In this **clause 11**, and unless the context requires otherwise in this document:

(a) words and expressions which are not defined in this document but which have a defined meaning in GST Law have the same meaning as in the GST Law; and

(b) **GST Law** has the same meaning given to that expression in the *A New Tax System (Goods and Services Tax) Act 1999*.

11.2 Consideration GST exclusive

Unless otherwise expressly stated, all prices or other sums payable or consideration to be provided under this document are exclusive of GST.

11.3 Payment of GST

If GST is payable by a supplier or by the representative member for a GST group of which the supplier is a member, on any supply made under this document, the recipient will pay to the supplier an amount equal to the GST payable on the supply.

11.4 Timing of GST payment

The recipient will pay the amount referred to in **clause 11.3** in addition to and at the same time that the consideration for the supply is to be provided under this document.

11.5 Tax invoice

The supplier must deliver a tax invoice or an adjustment note to the recipient before the supplier is entitled to payment of an amount under **clause 11.3**. The recipient can withhold payment of the amount until the supplier provides a tax invoice or an adjustment note, as appropriate.

11.6 Adjustment event

If an adjustment event arises in respect of a taxable supply made by a supplier under this document, the amount payable by the recipient under **clause 11.3** will be recalculated to reflect the adjustment event and a payment will be made

by the recipient to the supplier or by the supplier to the recipient as the case requires.

11.7 Reimbursements

Where a party is required under this document to pay or reimburse an expense or outgoing of another party, the amount to be paid or reimbursed by the first party will be the sum of:

(a) the amount of the expense or outgoing less any input tax credits in respect of the expense or outgoing to which the other party, or to which the representative member for a GST group of which the other party is a member, is entitled; and

(b) if the payment or reimbursement is subject to GST, an amount equal to that GST.

12 General

12.1 Duty

(a) AGL as between the parties is liable for and must pay all duty (including any fine or penalty except where it arises from default by the other party) on or relating to this document, any document executed under it or any dutiable transaction evidenced or effected by it.

(b) If a party other than AGL pays any duty (including any fine or penalty) on or relating to this document, any document executed under it or any dutiable transaction evidenced or effected by it, AGL must pay that amount to the paying party on demand.

12.2 Legal costs

Except as expressly stated otherwise in this document, each party must pay its own legal and other costs and expenses of negotiating, preparing, executing and performing its obligations under this document.

12.3 Amendment

This document may only be varied or replaced by a document executed by the parties.

12.4 Waiver and exercise of rights

(a) A single or partial exercise or waiver by a party of a right relating to this document does not prevent any other exercise of that right or the exercise of any other right.

(b) A party is not liable for any loss, cost or expense of any other party caused or contributed to by the waiver, exercise, attempted exercise, failure to exercise or delay in the exercise of a right.

12.5 Rights cumulative

Except as expressly stated otherwise in this document, the rights of a party under this document are cumulative and are in addition to any other rights of that party.

12.6 Consents

Except as expressly stated otherwise in this document, a party may conditionally or unconditionally give or withhold any consent to be given under this document and is not obliged to give its reasons for doing so.

12.7 Further steps

Each party must promptly do whatever any other party reasonably requires of it to give effect to this document and to perform its obligations under it.

12.8 Governing law and jurisdiction

(a) This document is governed by and is to be construed in accordance with the laws applicable in New South Wales.

(b) Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

12.9 Assignment

(a) A party must not assign or deal with any right under this document without the prior written consent of the other parties.

(b) Any purported dealing in breach of this clause is of no effect.

12.10 Liability

An obligation of two or more persons binds them separately and together.

12.11 Counterparts

This document may consist of a number of counterparts and, if so, the counterparts taken together constitute one document.

12.12 Entire understanding

(a) This document contains the entire understanding between the parties as to the subject matter of this document.

(b) All previous negotiations, understandings, representations, warranties, memoranda or commitments concerning the subject matter of this document are merged in and superseded by this document and are of no effect. No party is liable to any other party in respect of those matters.

(c) No oral explanation or information provided by any party to another:

(i) affects the meaning or interpretation of this document; or

(ii) constitutes any collateral agreement, warranty or understanding between any of the parties.

12.13 Relationship of parties

This document is not intended to create a partnership, joint venture or agency relationship between the parties.

Executed as a deed.

Executed by **Queensland Gas Company Limited**	))	
[signed by Peter Jans] Company Secretary/Director		[signed by Richard Cottee] Director
Peter Jans Name of Company Secretary/Director (print)		Richard Cottee Name of Director (print)

Executed by **AGL Energy Limited**	))	
[signed by Michael McWilliams] Company Secretary/Director		[signed by Paul Anthony] Director
Michael Paul McWilliams Name of Company Secretary/Director (print)		Paul Anthony Name of Director (print)

Schedule 1

Application for Shares

The Directors
Queensland Gas Company Limited
Level 11, 307 Queen Street
Brisbane
QLD 4000

Dear Sirs,

AGL Energy Limited, ACN 115 061 375 (**AGL**) applies for [*] fully paid ordinary shares in Queensland Gas Company Limited (**QGC**) at an issue price of AUD$1.60 each. The total subscription price of AUD$[*] is to be paid in accordance with the Subscription Agreement between QGC and AGL dated [*] 2006 (as amended).

AGL agrees to be bound by the constitution of QGC.

Date

Executed by **AGL Energy Limited**)
)

....	....
Company Secretary/Director	Director
....	....
Name of Company Secretary/Director (print)	Name of Director (print)

Schedule 2

Warranties

1 Disclosure

QGC is in compliance with its continuous disclosure obligations under the Corporations Act and the Listing Rules and that no information which would currently require disclosure under ASX Listing Rule 3.1 has been withheld from disclosure under the exception in ASX Listing Rule 3.1A.

2 Corporate structure and power

QGC warrants that:

(a) it and each other QGC Group Member is a body corporate duly incorporated under the laws of Australia;

(b) it and each other QGC Group Member has the power to own its assets and to carry on its business as now conducted or contemplated;

(c) it has the corporate power to enter into and perform or cause to be performed its obligations under this document and to carry out the transactions contemplated by this document;

(d) it has taken or will take all necessary corporate action to authorise the entry into and performance of this document and to carry out the transactions contemplated by this document (including the Transactions and the Buy-back Tender);

(e) this document is a valid and binding obligation enforceable in accordance with its terms, subject to any necessary stamping;

(f) the execution and performance by it of this document and the transactions contemplated by it (including the Transaction and the Buy-back Tender) did not and will not breach its constitution or any other document or agreement that is binding on it or its assets or give any person any rights of termination or cancellation of any document or agreement;

(g) QGC's issued securities as at the Execution Date are 480,864,357 Shares and neither QGC nor any other QGC Group Member is under any obligation (including, without limitation, any obligation which is *conditional* or which may arise in the future upon the occurrence or non-occurrence of any event) to issue any shares or securities convertible into shares to any person other than:

(i) the issue of up to 5 million Shares to, for, or for the benefit of employees of QGC under QGC's Deferred Employee Share Plan, pursuant to the approval obtained from QGC Shareholders at the annual general meeting on 13 November 2006; and

(ii) the issue of rights to 2,248,000 Shares and the issue of up to 2,248,000 Shares pursuant to those rights to Mr Richard Cottee under the Deferred Employee Share Plan;

(h) the Explanatory Material will not be misleading or deceptive in any material respect (whether by omission or otherwise).

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/03/2007

TIME: 16:16:01

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL completes acquisition of QGC interest

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

March 8, 2007

AGL completes acquisition of QGC interest

AGL Energy Limited (AGL) has today completed the acquisition of a 27.5 per cent shareholding in Queensland Gas Company (QGC) for $326.9 million. AGL acquired 204.3 million shares in QGC at $1.60 per share following Shareholder approval of the transaction at a General Meeting of Shareholders on Friday March 2, 2007.

Paul McWilliams
Company Secretary

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/03/2007

TIME: 09:58:59

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL not to pursue merger of equals proposal with ORG

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

March 7, 2007

AGL not to pursue merger of equals proposal

The Managing Director of AGL Energy Limited, Paul Anthony, said in London overnight that AGL would not be pursuing its merger of equals proposal with Origin Energy Limited.

Speaking at the Citigroup Investment Conference, Mr Anthony said: "AGL put a very attractive merger of equals proposal to Origin based on an exchange ratio which would have had the potential to deliver a very significant increase in earnings per share for Origin's Shareholders, while at the same time delivering significant benefits to AGL's Shareholders.

"We are firmly of the view that realisation of the full value for both AGL and Origin Shareholders is only possible if a transaction can be achieved on a consensual basis.

"Origin has rejected AGL's merger of equals proposal and refused to engage on the transaction. Accordingly, we have decided that we will not be pursuing our proposal.

"We also note that a merger ratio based on current market prices would not be attractive to AGL's Shareholders," Mr Anthony concluded.

Further enquiries:
Media
Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

usan Cato
Direct: +61 2 9360 6606
Mobile: +61 (0)419 282 319
Email: cato@catocounsel.com.au

Investors & Analysts
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/03/2007

TIME: 14:59:31

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL MD Investment Conference Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

agl energy

delivering against strategy

paul anthony, managing director & ceo



citigroup 4th australia & new zealand
investment conference

london, march 2007

disclaimer

the information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in agl energy limited or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. before making or varying any investment in securities in agl energy limited, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

introducing agl energy

growing from a position of strength

- Australia's largest retailer of gas & electricity
  - ? ~4.1m customer accounts across NSW, Victoria, South Australia, Queensland & Western Australia including ~1.3m dual-fuel accounts (includes 100% of JV's)
- depth & breadth of operating experience in deregulated markets
- significant scale, brand strength & heritage
- strong financial structure offering growth funding flexibility & supporting increasing, sustainable shareholder returns
- extensive, existing asset portfolio with solid, identified growth opportunities highly suited to a new carbon-constrained environment
- 3,200MW of own generation provides strong natural hedge to retail customer base with opportunity to grow through further integration upstream (generation & upstream gas reserves)
- S&P/ASX 50 company with market capitalisation of ~AUS$7 billion
- investment grade 'BBB' credit rating (Standard & Poor's)



a focused energy company

Operational Snapshot

Retail Customers Accounts

2.1M gas

2.0M electricity

1.3M dual-fuel

(includes 100% of JVs)

Generation

3,200 MW capacity

5,300 MW (inc. 100% JV & development projects)

Gas Reserves

~3,330 PJs contracted gas

~850 PJs equity gas

New Generation Developments

~2,100MW renewables & clean burn gas



Key:
Hydro generation
Gas generation
Brown coal generation
Cogeneration
Landfill and biogas generation
Upstream gas
AlintaAGL Accounts (33%)1
566,000 gas
1,600 electricity
SA Accounts
60,000 gas
502,000 electricity
AlintaAGL Pinjarra cogeneration (33% of 140 MW)
PNG Upstream Gas
Moranbah Gas Project (50%)
Cooper Basin 570PJ
Bowen / Surat Basin 1,155 PJ
QLD Accounts
473,000 electricity
70,800 gas
AGL Hydro NSW (53 MW)
QGC(27.5%)
Sydney Basin 130PJ
NSW Accounts
770,000 gas
209,000 electricity
ACT Accounts
106,000 gas
152,000 electricity
Hallet Wind Farm develop (95 MW)
Torrens Island (1,280 MW)
Otway Basin 315PJ
VIC Accounts
493,000 gas
674,000 electricity
Loy Yang A (32.5% of 2,120 MW)
Somerton (150 MW)
AGL Hydro Vic (593MW)
Gippsland Basin 1,160PJ
Other cogeneration(9 MW)
Landfill gas portfolio(14 MW)

1. AGL Energy has a 33% interest in AlintaAGL with the option to go to 100% over 5 years.

the integrated strategy

the 'four corners' approach

hunters & gatherers of value across gas & electricity energy chains

electricity



fuel contracts | thermal fuel generation | renewable generation | power purchase agreements | complex hedge products and trading



electricity

upstream supply

influencing regulatory & industry outcomes

4.1 million accounts

downstream supply

gas



upstream equity gas | contract gas | diversity of supply contracts | gas storage | diversity of haulage products



gas

growth platform & skills to succeed across gas & electricity energy chains

the integrated strategy

12 months of deploying the 'four corners' approach…

- Southern Hydro (645MW)
- Bogong (Hydro, 140MW)
- Hallet (Wind, 95MW)
- Torrens Island (Gas, 1,280MW)
- Gas & renewable generation projects under review ~2100MW


upstream supply electricity
~3,200 MW
downstream retail electricity
2m customer accounts
~4,200 PJ of contract & equity gas
2.1m customer accounts
upstream supply gas
downstream retail gas

- acquired 560,000 customers via AlintaAGL Western Australia JV
- acquired 473,000 retail customers in QLD
- ongoing organic growth
- continued dual-fuel opportunities

- Moranbah (QLD)
- QGC Investment
- Sun Gas GSA
- Torrens Island GSA
- WUGS Storage Facility

- acquired 70,800 customers in QLD
- ongoing organic growth
- continued dual-fuel opportunities

driving strategic development across the gas & electricity energy chains

integration - the end game

managing & mitigating risk

- leverage position as one of the largest purchasers of wholesale gas and electricity in Australia reducing cost of supply
- achieve appropriate balance between contract and equity positions in upstream gas and generation
  - ? targeting 30% total gas portfolio by way of equity gas (currently ~24% equity gas)
  - ? targeting 80% equity generation coverage of maximum demand (currently ~45%)
- exploit scale and ingenuity to capture least cost-to-serve advantage
- use superior market insight to develop new innovative retail & wholesale products
- influence regulatory & industry outcomes


risk mitigation
diversified flexible portfolio of equity & contract positions
profit maximisation
avoiding the commodity price trap by participating in upstream & downstream profit pools

developments to date

focussed strategic execution...

- Dec 05 – Acquired 100% Southern Hydro (645MW hydro generation)
- April 06 - $14 billion demerger of infrastructure – subsequent creation of AGL Energy Limited
- May 06 – initiated retail re-engineering 'Project Phoenix', ~$60m ongoing cost savings announced
- May 06 – JV with CS Energy -100MW upgrade of existing 325MW Mica Creek Power Station
- June 06 – Acquired 50% interest in Moranbah CSM project (219.2 2P AGL equity reserves)
- Nov 06 – 140MW Bogong hydro plant build announced
- Nov 06 – instigated corporate restructuring, ongoing $55m savings announced
- Nov 06 – proposed $15bn merger of equals between AGL & Origin
- Nov 06 – Acquired Queensland Govt's Sun Gas retail business – 75,000 customers
- Dec 06 – Announced QGC *transaction* – 27.5% (242 2P AGL equity reserves) stake & attractive 540PJ GSA with additional 200PJ option
- Dec 06 – Announced 95MW Hallett Wind Farm transaction
- Feb 07 – Acquired Powerdirect: 473,000 customers in Queensland (19.1TW hrs)
- Feb 07 – completed one of Australia's largest placements - $900m at 4% discount

growth opportunities

Generation	**Current:** 95MW Hallett wind farm, 140MW Bogong hydro, 10MW McKay Creek hydro, 370MW Townsville gas fired, 100MW Mica Creek gas fired, 330MW Macarthur wind farm, 70MW Dollar wind farm, 600MW Leafs Gully gas fired, 491 AlintaAGL cogen
	Potential: NSW government privatisation: 3 GOCs totalling ~11,500MW
Upstream gas	**Current:** Sydney Basin JV, QGC (Qld) equity gas, PNG equity gas LNG opportunities
	Potential: other equity gas acquisition opportunities, JVs with experienced operators
Electricity & gas retailing	**Current:** 33% AlintaAGL WA retail ~ 540,000 customers, dual-fuel opportunities, call option on remaining 16%, Powerdirect Qld SME growth engine, existing customer base, organic growth and dual-fuel opportunities
	Potential: NSW government privatisation: 3 GOC retailers ~ 4 million customers
Transforming opportunities	**Potential:** Ongoing Australasian industry rationalisation

1. Includes 100% of JV's where applicable

development update:

bogong hydro expansion

- Australia's last, large scale hydro opportunity
- $230m, 140MW peaking plant in the Kiewa Valley, Victorian Alpine region
- Fast start, peaking capability
- Zero emissions
- Designed to minimize environmental impacts, 6.5 kilometer underground tunnel
- Construction commenced
- Planned completion Q4 2009
- Benefits AGL portfolio under carbon constrained environment





development update:

hallett wind farm

- Started construction of 95MW, 45 turbine wind farm
- Innovative $258m funding
  - avoids funding requirements and cash flow impacts
  - delivers 'double digit' IRR
- AGL retains all renewable, electricity output and asset naming rights through until 2033
- AGL also continue to operate and maintain wind farm under O&M contract
- Scheduled for commissioning in Q4 2007
- Will provide ~24% of AGL's future Renewable Energy Certificates (RECs)
- In calendar year 2008 AGL forecasts meeting ~ 69%of its REC target from internal, environmentally friendly generation sources





development update:

acquiring 100% of sun gas

- secured entry into Australia's fastest growing energy market with $75 million acquisition of Queensland Govt's Sun Gas retail business
- 70,800 customers in Queensland, Northern NSW & Victoria (annual load of ~34PJs ~90% I & C)
- delivers strategic position to aggressively grow electricity business
- close proximity to existing CSM assets
- diversified and flexible range of existing gas supply & transportation agreements
- Attractive transaction metrics:
  - ? NVP ~ $51m and IRR 16.3%



Oakey distribution area
Oakey
Redcliffe
Brisbane
Wynnum
Toowoomba distribution area
Toowoomba
Cleveland
Brisbane distribution area
Logan Village
Gold Coast distribution area
Surfers Paradise
Queensland
Tweed Heads
New South Wales
QLD
NSW

development update:

acquired 100% of torrens island power station

- Acquired 1,280MW torrens island (Sth Aust) gas fired peaking & intermediate power station for $417m
  - ? sold existing Hallett gas fired peaker for $117m
  - ? Net transaction funding requirement of $300m
- Delivers immediate natural hedge between upstream generation and downstream (customer) load
- Provides gas storage capabilities via WUGS (Port Campbell, Vic) together with 10 year, ~300PJ GSA with flexible contract terms
  - ? gsa, haulage contract & storage facility deliver added optionality to agl across both gas & electricity portfolio's
- Attractive transaction metrics:
  - ? NPV ~$100m and IRR in excess of 10%



development update:

acquired 27% cornerstone stake in queensland gas company

- initial 27.5% stake for cash outlay of up to $327 million
- AGL secures 540 PJ, 20 year GSA with additional 200 PJ option
  - ? pricing below current average AGL portfolio
  - ? delivers further diversity, flexibility and price stability to existing AGL portfolio
- delivers AGL a $22.5 million gas market development services fee over initial 3 years
- AGL to appoint 3 out of 9 directors to QGC board
- QGC total 2P reserves 880PJ


AGL

development update:

acquired 100% of powerdirect

- 473,000 electricity customers in fastest growing market in Australia
- Material supply of electricity 19TWh (88% of AGL's entire existing load)
- Four businesses:
  - ? Retail 431,000 customers (3.4 TWh load)
  - ? Small to medium enterprise customers (SME) 37,800 accounts (1.3 TWh load)
  - ? Large contestable customers 3,600 accounts (14.7 TWh)
  - ? Power generation 4 plants (43MW in total)
- Significant scale benefits to AGL in cost to serve
- SME business: a national growth engine
- high energy use customers



source: powerdirect information memorandum

Average residential consumption (MWh)[1]



6.8
6.5
5.4
NSW
SA
VIC

• Significant diversity benefits

QLD intrastate diversity benefit



maximum demand
reduced combined hedge requirement
I&C Load
12 midnight
12 noon
12 midnight

development update:

completed aus$900m placement

- Completed AUS$900m placement, one of largest in Australian corporate history
- $16.50 placement price represented:
  - ? ~5.8% premium to book-build floor price
  - ? ~4.9% discount to pre book-build closing price
- Material increase in institutional holding
- Subsequent improvement in stock liquidity



100%
50%
40%
institutional
60%
retail
47%
institutional
53%
retail
Pre-placement
Post-placement

building carbon effective generation

Current generation ~ 3,200MW[1]



Coal
22%
Gas
47%
Hydro
25%

Potential generation post development projects ~ 5,300[2]



Coal
13%
Renewable
Gas
60%
Hydro
15%

Development Projects

Gas Fired Generation additional ~1700 MW

Renewable Generation additional ~400 MW

both the current & potential agl generation portfolios are well structured to deliver ongoing benefits in a carbon constrained environment

[1] Includes off-take agreements & JV's

2 Includes off-take agreements,100% of JV's & development projects

driving efficiency & effectiveness:
transforming retail

project phoenix...

- **Realise full synergy benefits**: consolidate disparate operations, functions and management layers
- **Drive out operating costs**: reengineer and increase process automation across sales and customer contact, billing, collections and market processes (e.g. transfers)
- **Reduce IT complexity and cost**: systematic replacement of seven (7) legacy systems with one (1) enterprise-wide platform
- **Create the basis for differentiation**: target high-value customers and improve service delivery through greater customer insight and single view of the customer


OPEX/Customer to serve
$91
$68
$?
today
post Phoenix
further savings

Cost to Serve

- AGL's market leading share provides real opportunities to exploit sizeable economies of scale

phoenix delivers AGL a single, scaleable world class customer billing & management platform and unassailable market leading cost to serve

corporate restructuring:

building capabilities & leaning organisation

- 50% reduction in FTE via corporate restructure, 80% complete
- Improved decision making (5 layer of management removal)
- Significant cost savings ($55m per annum)
- Enhanced flexibility in organisation structure
- New structure orientation to new strategy
- New culture program to build high performance and innovation
- New remuneration structures to reward based on meritocracy



Total FTE
4250
4000
3500
3000
2500
2000
1500
1000
500
Transfer To Alinta
Corporate
Merchant
Retail
FY2006
FY2007
FY2008

head count reduction and cost-outs ongoing
business delivering improved efficiency & effectiveness with reduced FTE's

update on efficiency drive

Retail Headcount
(end target FY09 ~ 640 FTE's)



Retail FTE
1300
1200
1100
1000
900
800
700
600
Aug-06
Dec-06
Jun-07
Jun-08
Jun-09
Actual
Planned

Corporate & Merchant Headcount
(end target FY08 ~400 FTE's)



Corporate & Merchant FTE
1000
900
800
700
600
500
400
300
Aug-06
Dec-06
Jun-07
Jun-08
Jun-09
Actual
Planned

Business re-engineering exercise nearing completion & delivering planned improvements in operational efficiency and effectiveness across the entire business:

- 5.4% reduction in LTIFR (long term injury frequency rate)
- 70% reduction in billing backlogs (Feb 06 v Dec 06)
- 54% reduction in electricity account transfers
- 42% improvement in handling time of customer requests on back of 53% increase in volumes
- Generation portfolio start reliability & availability continue to perform well

business re-engineering delivers reduced head count and improved performance metrics

agl & origin: proposed merger

A merger would have provided AGL and Origin with a number of unique benefits versus their respective standalone strategies

Availability of AGL's gas customers provides commanding channel to market – limited opportunity to acquire other gas customers in Australia

Creates leading Australian energy major (top 20 ASX company, $15bn Mkt-cap)

Delivers material benefits to both, >~$3bn synergies plus one-off benefits
Access to AGL's low cost to serve retail base (i.e. AGL has already invested the capital required to upgrade systems)

Availability of AGL's gas customers provides commanding channel to market – limited opportunity to acquire other gas customers in Australia

Ability to monetise reserves without spending significant capital (i.e. acquiring retail customers and/or building power stations)

Immediate step change. Alternative bolt-on strategy requires significant capital and time. There is significant execution risk with the alternative bolt-on strategy, including risks to eps growth and risks from competitors, regulators, governments and other vendors

7 Origin need not pay a premium to reach market leading scale, relative to competitive privatisations and other acquisition opportunities. Premium for Origin shareholders still available in a subsequent change of control transaction

8 Corporate synergies in this combination are unique in their size and, when coupled with vertical integration benefits, are not available from any other transaction or series of transactions, recognised by the market

the opportunity would have existed to create a clear leader in the Australian energy sector, with exposure to an array of global opportunities otherwise unavailable to either company on a standalone basis

2007 interim result overview

- pro forma profit after tax $197.4 million
  - ? inaugural interim dividend 9.5cps, fully franked
- continuing improvement in retail as business re-engineering exercise continues
  - ? EBIT of $136.6m, up 18.3% on pcp
  - ? net operating cost of $96.6m, down 2.9% on pcp
  - ? project phoenix rollout on track and under budget
- ongoing deployment of integrated merchant portfolio delivers added flexibility and optionality
  - ? EBIT of $200.1m, up 108% on pcp
  - ? excellent reliability and availability of gas peaking plants
  - ? PNG upstream investment continues to generate strong surplus cash flows
- $55 million corporate cost initiative announced and underway
  - ? 60% complete
- business performance improvement across range of KPI's with reduced FTE's
- focused "four corners" strategic execution continues
  - ? Moranbah CSM, Bogong Hydro expansion, Sun Gas, Hallett Wind Farm & proposed QGC transactions
- post balance date
  - ? proposed MOE with Origin Energy, 1280MW Torrens Island Power Station including 310PJ GSA and Gas Storage facility, Powerdirect retail acquisition

earnings outlook

strong earnings[1] growth to drive TSR

- targeting high growth energy sectors
- delivering operating scale advantages
- value - adding growth opportunities
- identified, ongoing cost savings being delivered
- solid interim 07 results - on track to meet FY07 targets

EBITDA[2] ($m)



Annual growth ~40%
535
746
414.4
Proforma Interim 2007
FY 2006
FY 2007

earnings per share (cents)[3]



Annual growth ~15% ave.
69.5
79.8
46.2
Proforma Interim 2007[4]
2006
2007

1. forecast earnings are on a business as usual basis for the new AGL's 30 June year end and do not incorporate projected earnings from potential acquisitions
2. profit from ordinary activities before finance cost, income tax expense, depreciation and amortisation and after pro forma adjustments
3. EPS forecast for the year ending 30 June 2007 based on weighted average shares outstanding of approximately 402.3 million
4. Underlying basic EPS pre significant items

in summary

key benefits...

diversified portfolio of assets across Australia with strong growth opportunities

- solid, identified growth opportunities in agl energy's leading retail, power generation and upstream equity gas portfolios

a focused business with expert & energetic management

- a focus on maximising & sustaining shareholder returns (measured on a TSR basis)
- appropriate capital structure to support ongoing growth profile

combined, ongoing cost savings of ~$115m p.a.

- ~$60m p.a. through billing systems and process rationalisation (project phoenix)
- ~$55m p.a. through corporate cost savings / organisational restructuring

disappointed origin rejected the opportunity to create an integrated energy company of world scale

- lost opportunity to unlock ~$3 - 4billion of value for combined shareholder groups

agl energy – an attractive investment forecasting ~15% average EPS growth over the medium term (3 - 5 years) **with a targeted 60% dividend payout ratio, fully franked**

further information/contacts

a range of information on AGL Energy including asx & media releases, presentations, the inaugural 2007 interim result as well as historical 'The Australian Gas Light Company' scheme booklets, annual reports, sustainability reports, presentations and financial results are all available from our website: www.agl.com.au

alternatively, contact

graeme thompson
head of investor relations
agl energy limited
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au

appendices



2007 interim result – key financials

retail

6 months to	pro forma december 06 $m	december 05 $m	change %
Revenue	**1,697.4**	1,714.3	(1.0)
Expenses	**(1,556.0)**	(1,593.3)	(2.3)
EBITDA	**141.4**	121.0	16.9
D & A	**(4.8)**	(5.6)	-
EBIT	**136.6**	115.4	18.4
EBIT / Sales %	**8.0**	6.7	

key drivers

- Strong margin outcomes in both electricity and gas are the key driver of EBIT to Sales improvement

merchant

6 months to	pro forma december 06 $m	december 05 $m	change %
EBITDA			
Wholesale Energy & Power Gen.	**138.3**	88.8	55.7
GEAC	**16.5**	6.8	142.6
Upstream	**109.9**	4.8	n/a
EBITDA	**264.7**	100.4	163.6
D & A	**(65.9)**	(10.6)	-
Fair Value	**1.3**	6.5	-
EBIT	**200.1**	96.3	107.8

key drivers

- Full six month contribution from hydro
- Somerton & Hallett peakers contribution consistent with prior year
- Precipitation & weather hedges mitigating drought
- Strong GEAC contribution as market capacity tightens
- Full six month contribution from PNG oil

1. Includes $20.5m Hallett Wind Farm development fee

key financials

2007 full year forecast income statement

	pro forma 30 June 2007 AUS$ m
EBITDA	746
EBIT	573
Finance costs	-61
Profit before tax	512
Tax	-191
Profit after tax	**321**
EPS (cents)[1]	**79.8**

[1] The EPS forecast for the year ending 30 June 2007 is based on weighted average shares outstanding of approximately 402.3 million following completion of the Rec ommended Proposal. Total shares on issue at Transaction Implementation Date, 377 million.

agl & origin: complementary profile

Origin and AGL were uniquely positioned to pursue an MoE due to the highly complementary nature of the two businesses

	Origin	Origin share	AGL share	AGL
Aust Electricity Customers ('000s)	1,787	48%	52%	2,000
Aust Generation (MW)	704	18%	82%	3,212
Aust Generation Development Opps. (MW)	2,450	54%	46%	2,097
Aust Renewable / Green Generation (MW)[1]	0		100%	1,311
Aust Gas Customers ('000s)	879	31%	69%	2,100
Aust LPG Customers ('000s)	357	70%	30%	150
Aust Dual Fuel Customers ('000s)	703	35%	65%	1,300
Gas Demand (PJ per annum)	127	37%	63%	220
Gas Reserves (PJ)	2,199	73%	27%	801
Liquid Reserves (mmboe)	41	69%	31%	18

1 Including renewable development opportunities.

agl & origin: potential benefits

An additional ~$180m of gross annual benefits, resulting in total gross benefits of greater than $330m per annum



~$152.9m
~$330m
Total annual synergy benefits
Generation benefits
Retail benefits
Portfolio benefits
Other benefits
Total estimate of annual combination benefits

Total annual synergy benefits

- Removal of duplicated effort and resources
  - Non-Retail overhead costs
  - Retail duplication
  - Admin and public company costs
  - Occupancy
  - Advertising

Generation benefits

- Potential for minor reductions in maintenance expenditure

Retail benefits

- Economies of scale and improved efficiencies by taking advantage of AGL's Project Phoenix initiatives
- Gross retail benefits will be reduced by difference in marginal cost to serve on ACCC divested customers & duplicated corporate costs

Portfolio benefits

- Hedging diversification
- Wholesale market economies of scale

Other benefits

- Additional corporate cost savings

Other benefits:
-$1bn offsetting capex for generation and early monetisation of gas reserves
-WACC benefits: diversification, re-rating and debt costs (0.1% reduction in WACC of mergeCo equals ~$200m increasing combined value
-Unquantifiable benefits and enhanced in opportunities
-Improved mix and quality of earnings

agl & origin: would have secured enhanced opportunities

The merged entity would have become a world scale integrated energy company, with future expansion likely to be focused on a broader range of larger opportunities

- Step change in growth opportunities
  - ? Comparison with what Origin or AGL could achieve on a standalone basis is of little relevance given expanded opportunity set
- Industry leadership across the energy sector
  - ? Address new market opportunities and play a major role in leading market reform
- Able to access and take leadership of large scale projects
  - ? Able to fund capital expenditure above what either could justify alone and mitigate risks through scale and diversity, enabling a portfolio of projects to be developed at the same time
- Consider international expansion
- Attract and retain high calibre employees for growth initiatives (e.g. offshore E&P)



Origin
Retail
Generation
Large Scale E&P
NZ Energy Supply Issues
LNG
Large Scale Domestic Opportunities
Improved Positioning in Renewables Sector (including carbon sequestration, credits trading, etc)
Leadership Position in Market Reform
Leadership Position in Energy Markets

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/03/2007

TIME: 10:50:02

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Increases its offer for QGC Shares

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

March 2, 2007

AGL increases its offer for QGC shares

AGL Energy Limited (AGL) has, this morning, reached agreement with Queensland Gas Company (QGC) to increase the offer price for its cornerstone 27.5 per cent investment in the company from $1.44 per share to $1.60 per share, an increase of 11 per cent. This will increase AGL's initial investment to approximately $327 million.

AGL Managing Director Mr Paul Anthony said; "Our decision to increase the offer price for QGC shares comes after the company's announcement yesterday that it had upgraded its share of 2P reserves by 27.5 per cent. What's more, the transaction remains a perfect fit with our recent acquisitions of Sun Gas and Powerdirect in Queensland."

Other mutually beneficial aspects of the transaction are unchanged, including;

- Entering into a 20-year gas sale agreement with QGC for the purchase of up to 740 petajoules;
- Entering into a three-year gas market development services agreement with QGC for a fee of $22.5 million; and
- Appointing three out of nine directors to the QGC board.

Mr Anthony added; "AGL continues to see outstanding benefits for shareholders of both AGL and QGC in consummating this transaction and entering into a true partnership. QGC's independence as a major gas producer in Queensland is maintained and the commercialisation of the company's current and future gas reserves is ably assisted by AGL's pre-eminent channel to market."

This new offer will be put to QGC shareholders at its general meeting scheduled to start at 10.00 this morning (Brisbane time).

Further enquiries:
Media
Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/03/2007

TIME: 14:58:25

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Completes acquisition of Powerdirect

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

AGL

AGL Energy Limited
ABN 74 115 061 375

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

March 1, 2007

AGL completes acquisition of Powerdirect

AGL Energy Limited (AGL) has today completed the acquisition of Powerdirect from the Queensland Government.

Powerdirect delivers AGL an additional 473,000 residential, small-to-medium enterprise (SME), and industrial and commercial accounts. With a combined load exceeding 19 terawatt hours, Powerdirect adds significantly to AGL's national energy portfolio.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

END